Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sun Country Airlines Holdings, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report contains an explanatory paragraph that states that the Company has changed its method of accounting for revenue recognition and leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers and Accounting Standards Update 2016-02, Leases.

/s/ KPMG LLP

Minneapolis, Minnesota

March 8, 2021